UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2021

Commission File Number: 001-37452

CELYAD ONCOLOGY SA

(Translation of registrant’s name into English)

Rue Edouard Belin 2

1435 Mont-Saint-Guibert, Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Celyad Oncology SA

Purchase Agreement

On January 6, 2021, Celyad Oncology SA entered into a purchase agreement with Lincoln Park Capital Fund, LLC (“LPC”) (the “Purchase Agreement”), pursuant to which the Company may elect to sell to LPC up to $40,000,000 in American Depositary Shares of the Company (“ADSs”), subject to certain limitations and conditions set forth in the Purchase Agreement.

Pursuant to the Purchase Agreement, on any business day over the 24-month term of the Purchase Agreement on which the closing price of our ADSs is not less than a threshold price set forth in the Purchase Agreement, the Company has the right at its discretion and subject to certain conditions to direct LPC to purchase up 25,000 ADSs in a regular purchase, which may be increased to up to 50,000 ADSs under certain circumstances set forth in the Purchase Agreement. The purchase price of the ADSs will be based upon the prevailing market price of the ADSs at the time of the purchase without any fixed discount. In addition, the Company may direct LPC to purchase additional amounts as accelerated purchases and additional accelerated purchases under certain circumstances. The Company is not obliged to sell any ADSs pursuant to the Purchase Agreement, and will control the timing and amount of any such sales, but in no event will LPC be required to purchase more than $2,500,000 in ADSs in any single regular purchase.

Concurrently with the execution of the Purchase Agreement on January 6, 2021, the Company entered into an agreement (the “Registration Rights Agreement”) pursuant to which the Company agreed to file a prospectus supplement pursuant to Rule 424(b) relating to the sale of ADSs to be issued and sold to LPC under the Purchase Agreement under the Company’s effective shelf registration statement and to use reasonable best efforts to keep such registration statement effective during the term of the Purchase Agreement.

The offer and sale of the ADSs under the Purchase Agreement is being made pursuant to the registration statement on Form F-3 (Registration No. 333-248464), filed with the Securities and Exchange Commission in accordance with the provisions of the Securities Act of 1933, as amended, and declared effective on September 4, 2020 and the prospectus supplement thereto dated January 7, 2021.

The Purchase Agreement contains customary representations, warranties, indemnification rights and other obligations and agreements of the Company and LPC. There are no limitations and conditions to completing future transactions other than a prohibition against entering into a variable rate transaction. There is no upper limit on the price per share that LPC could be obligated to pay for the ADSs. The Company has the right to terminate the Purchase Agreement at any time, at no cost or penalty. Whether or to what extent the Company sells the ADSs to LPC under the Purchase Agreement will depend on a variety of factors to be determined by the Company from time to time. As consideration for LPC’s commitments under the Purchase Agreement, at the signing of the Purchase Agreement, LPC received a commitment fee of $1 million comprised of $600,000 in cash and $400,000 in the form of a discount on the initial purchase of $2 million of ADSs under the equity facility.

As of December 31, 2020, the Company ended the year with an unaudited treasury position of €17.2 million ($21.2 million). The Company confirms its previous guidance that its existing treasury position, without proceeds from the Purchase Agreement, should be sufficient to fund operating expenses and capital expenditure requirements, based on the current scope of activities, into the third quarter of 2021.

In addition, the Company expects that the net proceeds from the $40 million purchase agreement with LPC should help to extend the Company’s cash runway beyond the third quarter of 2021.

This Current Report on Form 6-K shall not constitute an offer to sell or a solicitation of an offer to buy any ADSs, nor shall there be any sale of ADSs in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

The Purchase Agreement and Registration Rights Agreement are filed as Exhibits 10.1 and 10.2 to this Current Report on Form 6-K and incorporated herein by reference. The foregoing descriptions of such agreements and the transactions contemplated thereby are qualified in their entirety by reference to such exhibits. In addition, the Purchase Agreement and Registration Rights Agreement have been included to provide investors with information regarding its terms. The Purchase Agreement and Registration Rights Agreement are not intended to provide any other information about the company.

On January 7, 2021, the Company issued a press release announcing the signing of the Purchase Agreement, a copy of which is attached hereto as Exhibit 99.1, and is incorporated herein by reference.

The information contained in this Current Report on Form 6-K, including Exhibit 99.1, except for the quote of Filippo Petti contained in Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-248464) and S-8 (File No.  333-220737).

INDEX TO EXHIBITS

Exhibit	Description

5.1	Opinion of Harvest Legal

23.1	Consent of Harvest Legal (included in Exhibit 5.1)

10.1	Purchase Agreement dated January 6, 2021 between Celyad Oncology SA and Lincoln Park Capital Fund, LLC

10.2	Registration Rights Agreement dated as of January 6, 2021 between Celyad Oncology SA and Lincoln Park Capital Fund, LLC

99.1	Press release dated January 7, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELYAD ONCOLOGY SA

Date: January 7, 2021	By:	/s/ Filippo Petti
Filippo Petti Chief Executive Officer and Financial Officer